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                                                     Filed by: ANTEC Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                              Subject Company: ANTEC Corporation
                                                   Commission File No: 000-22336

         On July 2, 2001, ANTEC Corporation issued the following press release relating to its pending acquisition of Nortel Neworks ownership interest in Arris Interactive L.L.C.:


FOR IMMEDIATE RELEASE                             CONTACT: Jim Bauer
                                                           Investor Relations
                                                           (678) 473-2647
                                                           jim.bauer@antec.com

                ANTEC'S ARRIS TRANSACTION REGISTRATION STATEMENT
                            DECLARED EFFECTIVE BY SEC
                  1999 AND 2000 NON-OPERATING RESULTS RESTATED
               TO CONFORM WITH PRIOR ARRIS ACCOUNTING METHODOLOGY

DULUTH, GA. (JULY 2, 2001) ANTEC Corporation (NASDAQ:ANTC) today announced that the Securities and Exchange Commission ("the SEC") has declared effective the amended Form S-4 Registration Statement which the Company originally filed with the SEC on April 13, 2001 for its previously announced agreement with Nortel Networks Corporation (NYSE/TSE:NT) to realign their cable businesses in order to create a new company to lead the broadband access industry.

"We're very pleased that the SEC has completed its review of our filing and that we can now proceed with the combination of ANTEC and Arris Interactive LLC," said Bob Stanzione, ANTEC President & CEO. "A proxy statement will be mailed to existing ANTEC shareholders and a special shareholders' meeting has been scheduled for July 25, 2001 to approve the transaction. Assuming all necessary approvals are obtained, we now expect the transaction to close by the end of July and for the stock of the new company to begin trading under the Nasdaq stock symbol of ARRS immediately thereafter," added Stanzione.

As announced on April 9, 2001, ANTEC and Nortel Networks reached an amended agreement, whereby Nortel Networks will transfer to the new company its membership interest in Arris Interactive in return for 37 million shares of common stock in the new company. Nortel Networks will then own


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approximately 49.2% of the new company and ANTEC shareholders will own the remaining 50.8%. ANTEC shareholders will receive one share of the new company's stock for each share of ANTEC that they own. Additional details of the transaction are contained in the Registration Statement.

ANTEC also reported today that as part of its discussions with the SEC, it agreed that the non-recurring, non-operating and non-cash pre-tax gains in 1999 and 2000 which were recognized upon Nortel Networks' contribution of the LANcity business into Arris Interactive, would be restated to reflect the historic cost basis accounting methodology used by Nortel Networks and Arris Interactive at the time of the LANcity transaction. As disclosed at the time of the transaction, ANTEC, with the advice and concurrence of its independent auditors and consistent with the SEC's Staff Accounting Bulletin No. 51, Accounting for Sales of Stock by a Subsidiary, used a fair market valuation methodology. The Company has revised the manner in which it accounted for the LANcity transaction at this time in order to be consistent with the accounting methodology used by Arris to record the transaction. A revised Form 10-K for the year ended December 31, 2000 and a revised Form 10-Q for the quarter ended March 31, 2001 have been filed with the SEC. There was no effect on operating earnings or results as a consequence of changes in accounting treatment for the LANcity transaction in either of the effected years.

ANTEC Corporation (http://www.antec.com) is an international communications technology company serving the broadband information transport industries. ANTEC specializes in the manufacturing and distribution of products for hybrid fiber-coax broadband networks, as well as the design and engineering of these networks. Headquartered in Duluth, Georgia, ANTEC has sales offices in Europe, Asia/Pacific and Latin America; major offices in Duluth, Georgia and Englewood, Colorado; and manufacturing facilities in Juarez, Mexico, El Paso, Texas, and Rock Falls, Illinois.

Forward-looking statements:
This press release includes forward-looking statements, including ANTEC's estimate of when and whether the closing of the transaction will occur. Actual results may differ materially from those suggested by the forward-looking statements. Factors that could yield a different result include the requirement that the transaction be approved by ANTEC's shareholders, the existence of various closing conditions, including ones requiring that ANTEC obtain new bank financing and that the indebtedness by Arris Interactive to Nortel Networks not exceed an agreed-upon level, and general conditions in ANTEC's primary markets, which include the sale of hybrid fiber-coaxial cable products to cable system operators.

ANTEC and the new holding company have filed a registration statement, which contains a proxy statement/prospectus of ANTEC, and other documents with the

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Securities and Exchange Commission. Investors and stockholders are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and stockholders will be able to receive the proxy statement/prospectus and other documents filed by ANTEC and the new holding company free of charge at the SEC's Web site, www.sec.gov, or from ANTEC
Investor Relations at 11450 Technology Circle, Duluth, Georgia 30097, Attention:
James A. Bauer. ANTEC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ANTEC in connection with the realignment. Information about the directors and executive officers, their ownership of ANTEC stock and their interests in the realignment is set forth in the proxy statement/prospectus. Investors may obtain additional information regarding the directors and executive officers in ANTEC's Annual Report on Form 10-K, as amended, for the year ended December 31, 2000.


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